330 West William Street, Corning, New York  14830

Via Fax and Edgar

March 12, 2009

H. Christopher Owings
Assistant Director
Securities and Exchange Commission

Re:	Corning Natural Gas Corporation

Form 10-K for the Fiscal Year Ended September 30, 2008
Filed December 19, 2008

Amendment No. 1 to Form 10-K for the Fiscal Year Ended September 30, 2008
Filed January 28, 2009

File No. 000-00643

Dear Mr. Owings:

On behalf of Corning Natural Gas Corporation, a New York corporation, please find below Corning’s response to the comment of the staff of the Securities and Exchange Commission contained in your letter to Michael I. German dated February 27, 2009. For your convenience we have repeated your comment before our response.

Form 10-K for the fiscal year ended September 30, 2008

Utilities Operating Revenue, page 8

1.
We note your response to comment five in our letter dated February 5, 2009.  Please expand your disclosure to clarify, if true, that earnings were impacted by a contribution to one of your construction projects of pipeline capitalized with a fair value of $649,000.  Further, please clarify for us your treatment of the pipe contributed in your statements of cash flows.  Refer to paragraph 32 of SFAS 95.

Earnings were impacted by the contribution of pipeline capitalized with a fair value of $649,000.  To clarify this point, we propose including in future filings expanded disclosure comparable to the following in our discussion of revenue.  For your ease of reference, the following language is marked to show changes from the response contained in our letter to you dated February 20, 2009 (additions are indicated by underlined text and deletions are indicated by ~~strikethrough~~ text).

H. Christopher Owings
Securities and Exchange Commission

Revenue
2008 compared with 2007. In 2008 our operating revenue increased $1.3 million, or 5.3%, primarily because of the 2007 rate increase and a capitalized contribution from a producer of pipeline with a fair market value of $649,000 ~~to expedite installation of pipeline on our system~~. We also experienced an increase in gas carrying charges from fiscal 2008 compared to 2007. This cost is our return on the value of storage gas and is billed to our customers monthly through the gas adjustment clause, or GAC. Since the cost of gas was higher in 2008, the gas carrying charges were also higher.

The contributed pipeline was treated as part of “Net income” and “Capital expenditures” on our Consolidated Statement of Cash Flow filed with the 10-K for the year ended September 30, 2008.  In future filings we propose adding a “Contributed fixed asset” line item under “Adjustments to reconcile net income to net cash used in operating activities” to recognize the pipeline as a non-cash adjustment to reconcile “Net income” to “Net cash (used in) provided by operating activities” rather than include the contribution under “Cash flows from investing activities.”  We believe this treatment is consistent with paragraph 32 of SFAS 95.  A copy of our Consolidated Statements of Cash Flow revised to address the points discussed in this comment is attached as Exhibit A.

I trust that the foregoing is responsive to the comments of the staff. If you have any questions regarding the responses by Corning Natural Gas set forth in this letter, please do not hesitate to contact me at 607-936-3755, extension 239 or Christopher J. Hubbert at 216-736-7215.

/s/ Michael I. German Michael I. German Chief Executive Officer and President

cc:	Catherine Brown, Staff Attorney Andrew Mew, Accounting Branch Chief Donna DiSilvio, Staff Accountant Audit Committee of the Board of Directors Christopher J. Hubbert, Esq.

CORNING NATURAL GAS CORPORATION AND SUBSIDIARY
Consolidated Statements of Cash Flows
For Years Ended September 30, 2008, 2007, and 2006

	2008	2007	2006
Cash flows from operating activities:
Net income	1,006,349	259,545	(3,615,952)
Adjustments to reconcile net income to net cash used in operating activities:
Contributed Fixed Asset	(649,900)	-	-
Depreciation and amortization	694,251	625,498	517,123
Unamortized debt issuance cost	24,006	24,006	18,063
Loss (Gain) on sale of marketable securities	(44,345)	(157,367)	(246,229)
Deferred income taxes	(404,802)	(60,733)	279,106
Bad debt expense	294,837	234,737	25,396
(Gain) loss on sale of discontinued operations	-	-	984,550

Changes in assets and liabilities:
(Increase) decrease in:
Accounts receivable	320,190	141,664	(402,108)
Gas stored underground	(1,367,108)	(3,823,451)	3,734,795
Materials and supplies inventories	(71,480)	(139,271)	(71,326)
Prepaid expenses	61,756	(1,114)	(58,166)
Unrecovered gas costs	338,149	(273,243)	698,531
Deferred regulatory costs	934,701	(197,392)	-
Deferred pension and other	-	202,448	192,158
Other	(5,997)	86,127	955,093
Increase (decrease) in:
Accounts payable	(92,351)	843,281	1,063,801
Accrued expenses	(12,384)	(122,187)	439,498
Customer deposit liability and accrued interest	(561,196)	62,781	73,404
Deferred Compensation	10,247	13,558	246,721
Deferred pension costs & post-retirement benefits	1,227,238	305,663	(1,809,454)
Other liabilities and deferred credits	161,912	(322,264)	(187,903)
Net cash (used in) provided by operating activities	2,513,972	(2,297,714)	2,837,101

Cash flows from investing activities:
Purchase of securities available-for-sale	(3,666,053)	(956,200)	(406,580)
Sale of securities available-for-sale	2,841,363	1,847,021	431,037
Capital expenditures	(3,524,263)	(1,732,767)	(1,654,229)
Cash received from sale of discontinued operations	-	-	908,113
Net cash (used in) provided by investing activities	(4,998,853)	(841,946)	(721,659)

Cash flows from financing activities:
Proceeds under lines-of-credit	18,065,225	11,728,908	7,937,919
Repayments under lines-of credit	(16,257,251)	(13,763,908)	(7,987,919)
Debt Issuance Cost Expense	(106,999)	-	-
Cash received from sale of stock	75,000	4,711,402	-
Proceeds under long-term debt	694,292	206,251	-
Repayment of long-term debt	-	(898,449)	(1,150,409)
Net cash (used in) provided by financing activities	2,470,267	1,984,204	(1,200,409)
Net (decrease) increase in cash	(14,614)	(1,155,456)	915,033

Cash and cash equivalents at beginning of period	14,614	1,170,070	255,037

Cash and cash equivalents at end of period	$0	$14,614	$1,170,070

Supplemental disclosures of cash flow information:
Cash paid during the period for:
Interest	$1,047,405	$764,895	$1,216,278
Income taxes	$6,182	$6,000	$3,000
Non-cash investment activities-retirement of assets	$102,389	-	-

See accompanying notes to consolidated financial statements